UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026.

Commission File Number 001-41056

DEFI TECHNOLOGIES INC.

(Translation of registrant’s name into English)

Suite 2400, 333 Bay Street, Toronto, Ontario, Canada M5H 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F           ☒ Form 40-F

ANNUAL INFORMATION FORM

The Registrant’s Annual Information Form for the year ended December 31, 2025 is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Information Form for the Registrant for the year ended December 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEFI TECHNOLOGIES INC.
(Registrant)

Date: March 31, 2026	By	/s/ Philippe Lucet
Philippe Lucet Corporate Secretary

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